UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY
1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2012

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Investments, at fair value:
Common/collective trust	$67,868,243	$57,199,859
Mutual funds	553,595,495	537,862,568
DuPont stock fund	13,042,629	12,555,644
Total investments	634,506,367	607,618,071

Receivables:
Notes receivable from participants	6,612,091	6,023,771
Participant contributions	108,696	—
Employer contributions	59,731	—
Total receivables	6,780,518	6,023,771

Net assets available for benefits, at fair value	641,286,885	613,641,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,142,732)	(2,252,422)
Net assets available for benefits	$638,144,153	$611,389,420

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

2011
Additions:
Investment income:
Interest and dividend income	$10,953,953
Total investment income	10,953,953

Contributions:
Participants' contributions	36,594,032
Employer's contributions	17,100,361
Rollovers	3,153,508
Total contributions	56,847,901

Interest from notes receivable from participants	288,343

Total additions	68,090,197

Deductions:
Net depreciation in fair value of investments	14,428,390
Benefits paid to participants	26,827,626
Administrative expenses	306,361
Total deductions	41,562,377

Asset transfers in	226,913

Net increase	26,754,733

Net assets available for benefits:
Beginning of year	611,389,420
End of year	$638,144,153

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the "Plan") is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"), who have completed at least 1,000 hours of service during a consecutive twelve-month period.

Administration
The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions
Participants may contribute 1% to 100% of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution of 100% of each participant's before-tax contribution, or Roth contribution, or a combination of both not to exceed 4% of eligible pay.

Effective January 1, 2012, the Company increased their maximum matching contribution from 4% to 6% of eligible pay. In addition, the Company will being making a non-elective contribution to each eligible employee account each pay period, equal to 3% of eligible pay, regardless of the employee’s contribution election. On January 1, 2012, participants will become fully vested in the non-elective contribution if they have completed 1,000 hours of service in each of the past three years. If participants have not met this requirement on January 1, 2012 they will become vested when the participant completes three years of service in which they have worked 1,000 hours per year. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participants who become eligible to participate in the Plan on or after January 1, 2012 are automatically enrolled in the Plan at a 6% pre-tax contribution rate and increased 1% annually, up to a maximum of 15% of pay. In addition, contributions will be automatically invested in a date specific Vanguard Target Retirement Fund based on an assumed retirement age of 65. Participants may change the automatic contribution and investment elections at any time.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers nine registered investment companies ("mutual funds"), a common/collective trust fund (“CCT”), a DuPont stock fund, twelve Vanguard Target Retirement Funds and a new Vanguard Brokerage Option as investment options for participants. Through the Vanguard Brokerage Option, participants can invest in mutual funds and certificates of deposits. On December 30, 2011, the Plan's four predefined investment mixes ("mix funds") were closed and the assets were transferred to Vanguard's Target Retirement Funds. Participants with assets invested in the mix funds were mapped to the nearest age 65 Target Retirement Fund.

Vesting
Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Any participant who completes one hour of service is immediately vested in the Company's matching contributions.

Notes Receivable from Participants
Subject to the Plan's guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous twelve months) or 50% of their account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point.  Principal and interest are paid ratably through payroll deductions.  A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.

Payment of Benefits
An in-service withdrawal of all or a portion of a participant's account may be made under certain conditions including election by the participant after attaining age 59 1/2.  Withdrawals of employee contributions for undue financial hardship are also permitted.  Upon termination or retirement, a participant who has attained age 55 may elect to take a partial distribution.  Upon termination or retirement prior to age 55 or upon death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant's account.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2011 and 2010, forfeited nonvested accounts totaled $9,020 and $64,674, respectively.  Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to offset future Company contributions required under the Plan.  During the year ended December 31, 2011, approximately $67,000 of forfeitures were utilized to offset employer contributions.

Administrative Expenses
Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan.  For the year ended December 31, 2011, the Plan paid $306,361 in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments, including common stock, mutual funds, and a CCT. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The DuPont stock fund is valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position).  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The Plan holds shares of the CCT which has investments in fully benefit-responsive investment contracts.  The fair value of investment contracts held by the CCT are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The adoption of this guidance will not have a material impact on the Plan's financial statements.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010:

	2011	2010
Vanguard Retirement Savings Trust	$64,725,511	$54,947,437
Vanguard 500 Index Fund	79,800,095	170,714,750
Vanguard PRIMECAP Fund	46,282,442	48,763,200
Vanguard Total Bond Market Index Fund	75,514,939	117,092,131
Vanguard International Growth Fund	40,398,824	70,525,857
Royce Pennsylvania Mutual Fund	32,704,752	57,360,964
Vanguard Target Retirement 2020 Fund[1]	53,357,860	—
Vanguard Target Retirement 2025 Fund[1]	51,260,102	—
Vanguard Target Retirement 2030 Fund[1]	32,042,154	—
____________________________________

[1]	Investments were not part of the Plan assets as of December 31, 2010.

For the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) depreciated in value as follows:

2011
Mutual funds	$(13,473,498)
DuPont stock fund	(954,892)
Net depreciation in fair value	$(14,428,390)

NOTE 4 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
CCT	$—	$67,868,243	$—	$67,868,243
Mutual funds:
Bond funds	75,514,939	—	—	75,514,939
Domestic stock funds	206,853,519	—	—	206,853,519
International stock funds	45,483,972	—	—	45,483,972
Money market funds	9,020	—	—	9,020
Target retirement funds	225,734,045	—	—	225,734,045
Total mutual funds	553,595,495	—	—	553,595,495
DuPont stock fund	13,042,629	—	—	13,042,629
Total assets	$566,638,124	$67,868,243	$—	$634,506,367

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
CCT	$—	$57,199,859	$—	$57,199,859
Mutual funds:
Bond funds	117,092,131	—	—	117,092,131
Domestic stock funds	323,183,430	—	—	323,183,430
International stock funds	97,522,333	—	—	97,522,333
Money market funds	64,674	—	—	64,674
Total mutual funds	537,862,568	—	—	537,862,568
DuPont stock fund	12,555,644	—	—	12,555,644
Total assets	$550,418,212	$57,199,859	$—	$607,618,071

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 5 - ASSET TRANSFERS

Asset transfers in of $226,913 for the year ended December 31, 2011 represent participant investment account balances attributable to employees transferred from the DuPont Retirement Savings Plan.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers a DuPont stock fund as an investment option.  DuPont, as the parent of the Company, is a related party to the Plan.  At December 31, 2011, the Plan held 284,898 shares of the DuPont stock fund valued at $13,042,629.  At December 31, 2010, the Plan held 251,717 shares of the DuPont stock fund valued at $12,555,644.  During the year ended December 31, 2011, the Plan purchased and sold $6,114,525 and $5,078,072 of DuPont common stock, respectively, and received dividends of $404,510.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code ("IRC") and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated April 7, 2003, covering the Plan and amendments through December 17, 2001, has been received by the Plan.  The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$638,144,153	$611,389,420
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,142,732	2,252,422
Loan balances considered deemed distributions	(51,848)	(43,194)
Net assets available for benefits per the Form 5500	$641,235,037	$613,598,648

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2011 to total income per the Form 5500:

2011
Total additions per the financial statements	$68,090,197
Net depreciation in fair value of investments	(14,428,390)
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,142,732
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,252,422)
Total income per the Form 5500	$54,552,117

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2011 to total expenses per the Form 5500:

2011
Total deductions per financial statements	$41,562,377
Net depreciation in fair value of investments	(14,428,390)
Current year cumulative deemed distributions	51,848
Prior year cumulative deemed distributions	(43,194)
Total expenses per the Form 5500	$27,142,641

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value
	Royce Pennsylvania Mutual Fund	Mutual Fund	**	$32,704,752
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	**	21,968,145
*	Vanguard 500 Index Fund	Mutual Fund	**	79,800,095
*	Vanguard International Value Fund	Mutual Fund	**	5,085,148
*	Vanguard International Growth Fund	Mutual Fund	**	40,398,824
*	Vanguard PRIMECAP Fund	Mutual Fund	**	46,282,442
*	Vanguard Prime Money Market Fund	Mutual Fund	**	9,020
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	75,514,939
*	Vanguard Windsor II Fund	Mutual Fund	**	26,098,085
*	Vanguard Target Retirement Income	Mutual Fund	**	10,212,747
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	11,655,839
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	30,223,328
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	53,357,860
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	51,260,102
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	32,042,154
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	15,195,302
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	12,315,236
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	6,892,768
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	2,398,254
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	180,455
	Total mutual funds			553,595,495

*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	67,868,243

*	DuPont Stock Fund	Company Stock Fund	**	13,042,629

*	Notes receivable from participants	4.25% - 9.25% - Maturing from January 2012 - January 2017	**	6,612,091
	Total Assets Held At End of Year			$641,118,458
_____________________________________

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan

/s/ Gregory Friedman
Gregory Friedman
Vice President - Finance

June 22, 2012